UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

CF Industries Holdings, Inc.

(Name of Issuer)

Common Stock (Par Value $0.01 Per Share)

(Title of Class of Securities)

125269100

(CUSIP Number)

William Davisson

Chief Executive Officer

GROWMARK, Inc.

1701 Towanda Avenue

Bloomington, IL 61702-2500

(309) 557-6000

With a copy to:

Jerald D. Esrick, Esq.

Wildman, Harrold, Allen & Dixon LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois  60606-1229

(312) 201 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125269100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GROWMARK, Inc. I.R.S. Identification No. 37-0815318

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,412,103

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,412,103

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,412,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, Par Value $0.01 Per Share (the “Common Stock”) of CF Industries Holdings, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at One Salem Lake Drive, Long Grove, Illinois 60047.

Item 2.	Identity and Background

This Schedule 13D is being filed by GROWMARK, Inc., a Delaware corporation, hereafter referred to as the “Reporting Person” or “GROWMARK.”  GROWMARK’s principal executive offices are located at 1701 Towanda Avenue, Bloomington, Illinois 61702.   GROWMARK operates as an agricultural cooperative that provides products and services to member cooperatives in the Midwest and Ontario, Canada.

The following table sets forth the name, address, citizenship and present principal occupation or employment of each executive officer and director of GROWMARK (collectively the “Covered Persons”).

Name	Current Business or Residence Address	Citizenship	Present Principal Occupation or Employment
William Davisson	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Chief Executive Officer of GROWMARK
Davis Anderson	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Grain of GROWMARK
Steve Barwick	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Corporate Marketing and Operations of GROWMARK
Steve Buckalew	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Eastern Retail Operations of GROWMARK
Brent Bostrom	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President and General Counsel of GROWMARK
Dennis Farmer	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Member Services of GROWMARK
Vern McGinnis	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Strategic Planning and Corporate Services of GROWMARK

Name	Current Business or Residence Address	Citizenship	Present Principal Occupation or Employment
Jeff Solberg	GROWMARK, Inc. 1701 Towanda Avenue, Bloomington, Illinois 61702	USA	Vice President, Finance of GROWMARK
Daniel T. Kelley	2633 N. Linden Street Normal, IL 61761-9404	USA	Chairman of the Board & President of GROWMARK Farmer/Agricultural producer
John G. Reifsteck	1007 County Road 900E Champaign, IL 61822	USA	Vice Chairman of GROWMARK Farmer/Agricultural producer
Richard A. Nelson	1642 East 500 North Road Paxton, IL 60957	USA	Vice Chairman of GROWMARK Farmer/Agricultural producer
Chet Esther, Jr.	R. R. 1, Box 91 Frederick, IL 62639	USA	Secretary of GROWMARK Farmer/Agricultural producer
Evert Benjamins	RR#3 Moorefield, Ontario, Canada N0G 2K0	Canada	Farmer/Agricultural producer
Mike Hennenfent	1383 Highway 150E Gilson, IL 61436	USA	Farmer/Agricultural producer
William C. Hanson	3369 Bennett Road Dodgeville, WI 53533	USA	Farmer/Agricultural producer
Henry Kallal	20398 Lax Cemetery Rd. Jerseyville, IL 62052	USA	Farmer/Agricultural producer
Matt Heitz	24775 Old Highway Road Farley, IA 52046	USA	Farmer/Agricultural producer
Gary L. Leber	1711 KK Road Valmeyer, IL 62295	USA	Farmer/Agricultural producer
Leonard T. Mortson	# 519 Line 5 North R.R. #1 Oro Station, Ontario, Canada L0L 2E0	Canada	Farmer/Agricultural producer
Ray L. Steffens	29734 Lincoln Road West Union, IA 52175	USA	Farmer/Agricultural producer
Randall K. Newcomb	28311 Hawaii Road Ashley, IL 62808	USA	Farmer/Agricultural producer
Allen Tanner	1057 140th Street Creston, IA 50801	USA	Farmer/Agricultural producer

Name	Current Business or Residence Address	Citizenship	Present Principal Occupation or Employment
Robert L. Phelps	13781 Eunice Lane Rockton, IL 61072	USA	Farmer/Agricultural producer
W. David Watt	1672 Sellars Road Murrayville, IL 62668	USA	Farmer/Agricultural producer

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock in connection with the reorganization of CF Industries, Inc. (“CF Industries”), which became a wholly-owned subsidiary of the Issuer.  See Item 4 for a description of the reorganization.

Pursuant to the reorganization, the Reporting Person received 5,412,103 shares of the Issuer’s Common Stock and cash in exchange for its outstanding equity interests in CF Industries.  No cash consideration was paid by the Reporting Person in acquiring the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock in connection with the reorganization of CF Industries.  Prior to its reorganization, CF Industries was owned by eight regional agricultural cooperatives, including the Reporting Person.  The reorganization was effected through a merger of a newly-formed, wholly-owned subsidiary of the Issuer into CF Industries pursuant to an agreement and plan of merger.  Following the merger, CF Industries became a wholly-owned subsidiary of the Issuer.  Concurrent with the reorganization, the Issuer completed an initial public offering of the Common Stock.

Pursuant to the reorganization, the Reporting Person and certain other owners of CF Industries received shares of the Issuer’s Common Stock and cash in exchange for their outstanding equity interests in CF Industries.  Of the total number of shares of Common Stock issued to the owners of CF Industries, 5,412,103 shares were issued to the Reporting Person.

Following the consummation of its initial public offering, the Issuer appointed William Davisson, the Chief Executive Officer of GROWMARK, to the Issuer’s board of directors.

The Issuer and the Reporting Person have entered into an agreement pursuant to which the Issuer will sell to the Reporting Person certain assets of the Issuer’s former terminal in Hayes, Illinois for a gross purchase price of $200,000.  The Issuer has not operated this terminal since 1987.

The Reporting Person may engage in communications with one or more officers, directors, representatives or shareholders of the Issuer regarding the Issuer, including but not limited to its operations and its business, financial, and strategic plans.  The Reporting Person may discuss ideas that, if effected, may result in one or more of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person expects to evaluate on an ongoing basis, subsequent developments affecting the Issuer, the Issuer’s financial condition, business operations and prospects, conditions in the securities market generally, general economic and industry conditions, other investment and business opportunities available to the Reporting Person and other factors.  Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and to consider and take various possible alternative courses of action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing, including those which may result in one or more of the events set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  In particular, the Reporting Person may, subject to the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Issuer’s Common Stock or securities convertible or exchangeable for the Common Stock in public or private transactions; dispose of Shares of the Common Stock or other securities in public or private transactions.  Any such transactions may be effected at any time and from time to time, and on such terms as the Reporting Person may deem advisable.

Item 5.	Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the Covered Persons.  Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person or any of the other Covered Persons.

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Person or a Covered Person is based upon 55,000,000 shares of Common Stock outstanding, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-124949) on August 10, 2005.

As of the close of business on August 16, 2005, the Reporting Person beneficially owns 5,412,103 shares of Common Stock, representing approximately 9.8% of the shares of Common

Stock outstanding.

As of the close of business on August 18, 2005, William Davisson, a Covered Person, beneficially owns 6,424 shares of Common Stock, representing approximately 0.01% of the shares of Common Stock outstanding.

(b)           The Reporting Person and William Davisson each has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it or him in this Schedule 13D.

(c)           During the past 60 days, the Reporting Person and the Covered Persons acquired shares of Common Stock in the transactions set forth below:

Name	Date	Number of Shares	Price per Share/ Consideration	Type of Transaction
GROWMARK, Inc.	08/16/05	5,412,103	In exchange for GROWMARK’s outstanding equity interests in CF Industries.	Reorganization transaction (See Item 4)

William Davisson	08/11/05	2,600	$16.00	Open market purchase

William Davisson	08/18/05	3,824	$0	Grant of restricted stock by Issuer (as director compensation)

Except as set forth above, no other transactions in the Common Stock were effected during the past 60 days by the Reporting Person or the Covered Persons.

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person or any Covered Person.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the initial public offering of the Issuer, the Reporting Person entered into a lockup agreement, under which it agreed that, without the prior written consent of the underwriters, it would not:  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for the Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.  The restrictions are subject to several exceptions.  The lockup expires one year following the date of the final Prospectus.

In connection with the reorganization and initial public offering, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Reporting Person received certain demand and piggyback registration rights with respect to the shares of Common Stock received in the reorganization.  These rights may only be exercised after the expiration of the Reporting Person’s lock-up agreement.  Under the Registration Rights Agreement, the holders of not less than 25% of the outstanding registrable securities may request up to two demand registrations.  The Issuer is required to pay all registration expenses required to register the registrable securities, subject to certain limitations.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

The shares of Common Stock owned by the Reporting Person have been pledged to the Reporting Person’s lender pursuant to a loan agreement.

The information set forth, or incorporated by reference, in Items 4 and 5 is also hereby incorporated by reference.

Except as described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any Covered Persons presently has any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit 1                                                  Agreement and Plan of Merger, dated as of July 21, 2005, by and among Issuer, CF Merger Corp. a wholly-owned subsidiary of Issuer and CF Industries, Inc. (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1/A filed on July 26, 2005, and incorporated herein by this reference)

Exhibit 2                                                  Form of Registration Rights Agreement (filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A filed on July 26, 2005, and incorporated herein by this reference)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2005

GROWMARK, Inc.

/s/ William Davisson
Name: William Davisson
Title: Chief Executive Officer